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EATON VANCE CLOSED-END FUNDS

ANNOUNCE TENDER OFFERS FOR OUTSTANDING AUCTION PREFERRED SHARES

BOSTON, MA, June 29, 2018 — Eaton Vance Limited Duration Income Fund (NYSE: EVV), Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) and Eaton Vance Senior Income Trust (NYSE: EVF) (each a “Fund”) announced today that their Boards of Trustees have authorized tender offers to purchase up to 19%, 21% and 39%, respectively, of their outstanding auction preferred shares (“APS”) at a price per share equal to 92% of the APS liquidation preference of $25,000 per share (or $23,000 per share), plus any unpaid APS dividends accrued through the tender date.

Each Fund’s tender offer will be subject to the satisfaction of such conditions as will be set forth in the Fund’s offer to purchase and related letter of transmittal. Among the conditions, EFR and EVF’s tender offers are subject to each Fund increasing its credit facility, and the availability of sufficient funds under each Fund’s credit facility to finance the purchase of the APS in the tender offer. The complete terms and conditions of the tender offer will be set forth in the Funds’ tender offer materials, which will be filed with the Securities and Exchange Commission (“SEC”) and distributed to APS holders.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Funds. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other related documents, which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov. The Funds will also make available, without charge, the offers to purchase and the letters of transmittal. APS holders should read these documents and related exhibits for the applicable Fund, as they contain important information about the tender offer.

The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV) which is a leading global asset manager whose history dates to 1924. With offices in North America, Europe, Asia and Australia, Eaton Vance and its affiliates managed $440.1 billion in assets as of April 30, 2018, offering individuals and institutions a broad array of investment strategies and wealth management solutions. For more information, visit eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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